Filed Pursuant to Rule 433
Dated January 8, 2010
Registration Statement No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Floating Rate Notes)

Investing in these notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008 both filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation
Ratings:	Aa2 (stable) / AA+ (stable)*
Trade Date:	January 8, 2010
Settlement Date (Original Issue Date):	January 15, 2010
Maturity Date:	January 15, 2013
Principal Amount:	US $100,000,000
Price to Public (Issue Price):	100.000%
Agents Commission:	0.200%
All-in Price:	99.800%
Net Proceeds to Issuer:	US $99,800,000
Ranking:	Senior
Interest Rate Basis (Benchmark):	LIBOR, as determined by Reuters
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	Plus 0.85%
Index Maturity:	Three Months
Interest Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on the 15th of each January, April, July, October commencing April 15, 2010 and ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date
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Filed Pursuant to Rule 433
Dated January 8, 2010
Registration Statement No. 333-156929
Interest Determination Date:	Quarterly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360, Modified Following
Business Day Convention:	New York
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
CUSIP:	36962G4K7
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Plan of Distribution

The Notes are being purchased by the underwriter listed below (the "Underwriter"), as principal, at 99.800% of the aggregate principal amount less an underwriting discount equal to 0.20% of the principal amount of the Notes.

Institution Book Runner:	Commitment
Citigroup Global Markets Inc.	$100,000,000

Total	$100,000,000

Additional Information

General

At the quarter ended September 30, 2009, we had outstanding indebtedness totaling $504.076 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2009, excluding subordinated notes and debentures payable after one year, was equal to $493.958 billion.

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Filed Pursuant to Rule 433
Dated January 8, 2010
Registration Statement No. 333-156929

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months Ended
2004	2005	2006	2007	2008	September 30, 2009
1.82	1.66	1.63	1.56	1.24	0.88

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.88:1 in the first nine months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of September 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $1.689 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407.